Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Second Quarter 2008

Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q (to be filed on October 24, 2008) in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

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On October 19, 2008, Exelon sent its employees a Special Bulletin concerning the proposed transaction. A copy of the special bulletin follows.

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Sunday, October 19, 2008

Message from John W. Rowe to employees: Exelon Corporation offers to acquire NRG Energy, Inc., in $6.2 billion transaction

Dear Colleagues,

This evening, in a letter I sent to NRG Energy President and CEO David Crane, Exelon offered to acquire all of NRG Energy’s outstanding common stock. NRG Energy is primarily engaged in the ownership and operation of wholesale power generation facilities.

What we have proposed is an all-stock transaction with a fixed exchange ratio of 0.485 Exelon shares for each NRG share, which represents a value of $26.43 for each NRG common share based on the Exelon closing price of $54.50 on October 17, 2008. The offer represents a 37% premium to the October 17 closing price for NRG shares. (To read the full press release and letter, please visit the Exelon Web site.)

In the all-stock transaction, NRG shareholders would exchange their stock for Exelon stock, which would provide NRG shareholders the opportunity to participate in the future growth of the largest and most diversified power company in the nation.

As we note in a press release being issued simultaneous to this message, we believe an Exelon-NRG combination would help meet our national energy needs by creating more generating capacity backed by a financially sound company. The new entity would have a total enterprise value of approximately $60 billion with a generating capacity of around 47,000 megawatts (after giving effect to planned divestitures), or enough electricity to serve nearly 45 million homes. This combination not only would diversify our generation portfolio in both fuel sources and geography, it also will create earnings and cash flow accretion, making this combination an exceptional value for both NRG and Exelon shareholders.

In our view, there are multiple benefits to an Exelon-NRG combination:

•

Enhanced Scope and Scale—The combined company would constitute the largest power company in the U.S., with sufficient financial and operating strength to address the nation’s increasingly urgent energy needs. The combined company would have an enterprise value of approximately $60 billion and a market capitalization of $40 billion.

•

Increased Generation Efficiency—Significant efficiencies of scale would be realized from the combination of Exelon and NRG. The combined company’s 47,000 MW fleet (after giving effect to planned divestitures) would include 18,000 MW of nuclear generation.

•

Unparalleled Fuel and Geographic Diversification—The combined company would have a more highly diversified mix of generation capacity with a presence in four major domestic competitive power generation regions and a diversified fuel mix using uranium, natural gas, coal and oil.

•

Financial Strength—NRG is highly leveraged with over $8 billion of debt. The combination of Exelon and NRG will reduce the leverage associated with NRG’s current business and enhance its credit rating. Although the combination is expected to reduce Exelon’s credit ratings, Exelon is committed to a path to restore the ratings of the combined company to Exelon’s current ratings.

•

Stock Appreciation Potential—The anticipated earnings and cash flow accretion, and the resulting strong balance sheet, offer shareholders of the combined company greater potential for stock appreciation.

•

Stock Liquidity—With the largest market capitalization in the industry, and an exceptional record of growth over the past seven years, Exelon stock represents a more liquid investment for NRG shareholders and a more solid track record of value return for its shareholders.

•	Substantial Synergies—The combined company would realize substantial synergies through the combination of solid operational, financial and service capabilities.

Conference Call—Exelon has scheduled a conference call for 10 a.m. CT Monday, October 20, to discuss this announcement and the proposed transaction. The call-in number is 800-690-3108. If requested, the conference ID number is 70034152. The conference call will be Web-cast. Accompanying slides and the conference call Web cast will be available on the Exelon Web site: www.exeloncorp.com <http://www.exeloncorp.com> (please select the Investor Relations page). The Web cast and conference call transcript will be archived on Exelon’s Web site.

We are excited about the prospects of an Exelon-NRG combination. You have my commitment to open and honest communication throughout this process.

John W. Rowe